ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

[redacted]ted in Western Australia

August 11, 2005

05010473

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 August 2005 (ASX Appendix 3Y – Change in Director's Interest Notice, 2 separate notices, and one Announcement & Media Release)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 August 2005

ANNOUNCEMENT AND MEDIA RELEASE

31 JULY 2005 OPTIONS PROCEEDS RECEIVED

The Directors of First Australian Resources Limited ("FAR") are pleased to announce the completion of the Underwritten Options exercise. A total of $7,950,697.02, less expenses estimated to be $0.4 million, was raised by the issue of 113,581,386 shares at 7 cents per share.

Hartleys Limited underwrote the exercise of these options in June 2005.

The funds raised will be applied to grow the Company's oil and gas business in Australia, offshore China and the United States of America. FAR will now pursue larger equities in projects and, subject to operational constraints, accelerate its exploration programs. Of immediate impact FAR will retain a full 15% participation in the Eagle North Well where the operator has confirmed that the existing rig option will be exercised setting up a likely October spud date.

Of the Underwritten Options, only 14.49% remained unexercised, and have been placed with the Underwriter.

The Directors would like to extend a welcome to new shareholders of the Company, and thank optionholders and Hartleys for their continuing support. These shareholders include a number of international and domestic institutional clients of Hartleys.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	22 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect Interest
Nature of indirect interest (including registered holder)	Tevlo Pty Ltd
Date of change	8 August 05
No. of securities held prior to change	**Direct** 300,000 ordinary 300,000 July 2005 Options **Indirect** 1,979,500 ordinary - Indirect 645,950 31 July 2005 options - Indirect 5,000,000 Incentive Options June 2007– Indirect
Class	Ordinary Shares
Number acquired	300,000 ordinary – Direct 645,950 ordinary - Indirect
Value/Consideration	$66,216.50

+ See chapter 19 for defined terms.

No. of securities held after change	**Direct** 600,000 ordinary **Indirect** 2,625,450 ordinary - Indirect 5,000,000 Incentive Options June 2007– Indirect
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**First Australian Resources Limited**
ABN	**41 009 117 293**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WARWICK ROBERT GRIGOR
Date of last notice	3 February 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest (Gregorach Pty Ltd)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregorach Pty Ltd Mr. Grigor is a director of this company.
Date of change	8 August 05
No. of securities held prior to change	7,561,628 Ordinary Shares - Indirect 3,269,412 July 2005 Options - Indirect 1,500,000 Incentive Options June 2007 - Direct
Class	Ordinary Shares
Number acquired	1,018,920 Ordinary Shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$71,324.40 (on exercise of 1,018,920 options @ 7 cents)
No. of securities held after change	8,580,548 Ordinary Shares - Indirect 1,500,000 Incentive Options June 2007 - Direct

+ See chapter 19 for defined terms.

Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 1,018,920 Options. Lapse of 2,250,492 Options.

+ See chapter 19 for defined terms.